December 15, 2010

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: H. Christopher Owings
Angie Kim

Re:	Kingold Jewelry, Inc. Registration Statement on Form S-1, as amended File No. 333-167626

Dear Mr. Owings:

Kingold Jewelry, Inc., a Delaware corporation (the “Company”) hereby withdraws its December 14, 2010 request for acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, File Number 333-167626, as amended, relating to the registration under the Securities Act of that number of shares of its common stock, par value $0.001 per share, as is set forth in such Registration Statement. The Company will file a separate request for acceleration of the effectiveness of the Company’s Registration Statement in order for the above referenced Registration Statement to become effective.

Kingold Jewelry, Inc.

By:  /s/ Zhihong Jia
Name: Zhihong Jia
Title: Chairman of the Board and Chief Executive Officer